UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 001-31368

SANOFI-AVENTIS

(Translation of registrant’s name into English)

174, avenue de France, 75013 Paris, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

In November 2009, sanofi-aventis issued the press releases attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6 which are incorporated herein by reference.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release dated November 10, 2009: Sanofi-aventis and Regeneron expand strategic antibody collaboration.

Exhibit 99.2	Press release dated November 16, 2009: Panenza®, Sanofi Pasteur’s Influenza A (H1N1) 2009 vaccine, approved in France.

Exhibit 99.3	Press release dated November 16, 2009: Sanofi-aventis launches major new registry including over 10,000 patients worldwide with atrial fibrillation.

Exhibit 99.4	Press release dated November 19, 2009: Sanofi-aventis and Medicines for Malaria Venture to launch the largest ever study of an antimalarial drug.

Exhibit 99.5	Press release dated November 27, 2009: Sanofi-aventis confirms its intent to reinforce its presence in the Russian Federation via the “Pharmpolis Project”.

Exhibit 99.6	Press release dated November 30, 2009: Multaq® approved in the European Union for patients with atrial fibrillation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 30, 2009	SANOFI-AVENTIS

	By	/S/ JOHN FELITTI
	Name:	John Felitti
	Title:	Director, U.S. & International Securities Law

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release dated November 10, 2009: Sanofi-aventis and Regeneron expand strategic antibody collaboration.

Exhibit 99.2	Press release dated November 16, 2009: Panenza®, Sanofi Pasteur’s Influenza A(H1N1) 2009 vaccine, approved in France.

Exhibit 99.3	Press release dated November 16, 2009: Sanofi-aventis launches major new registry including over 10,000 patients worldwide with Atrial fibrillation.

Exhibit 99.4	Press release dated November 19, 2009: Sanofi-aventis and Medicines for Malaria Venture to launch the largest ever study of an antimalarial drug.

Exhibit 99.5	Press release dated November 27, 2009: Sanofi-aventis confirms its intent to reinforce its presence in the Russian Federation via the “Pharmpolis Project”.

Exhibit 99.6	Press release dated November 30, 2009: Multaq® approved in the European Union for patients with atrial fibrillation.